Filed Pursuant to Rule 433
Registration No. 333-220885
May 22, 2019

ENSTAR GROUP LIMITED
Pricing Term Sheet
$500,000,000 4.950% Senior Notes due 2029

Issuer:	Enstar Group Limited
Anticipated Ratings: (S&P / Fitch)*:	BBB / BBB-
Ratings Outlooks: (S&P / Fitch)*:	Stable / Stable
Title of Securities:	Senior Unsecured Notes
Security Type:	SEC Registered
Trade Date:	May 22, 2019
Settlement Date**:	May 28, 2019 (T+3)
Maturity Date:	June 1, 2029
Interest Payment Dates:	June 1 and December 1 of each year, beginning December 1, 2019
Principal Amount:	$500,000,000
Benchmark Treasury:	UST 2.375% due May 15, 2029
Benchmark Treasury Price and Yield:	99 – 27 / 2.393%
Spread to Benchmark Treasury:	+ 260.7 bps
Yield to Maturity:	5.000%
Coupon:	4.950%
Public Offering Price:	99.610% of the principal amount
Net Proceeds before Expenses:	$494,800,000
Optional Redemption:
At any time prior to the date that is three months prior to the maturity of the Notes, the Issuer may redeem the Notes at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the sum of the present values of the remaining principal amount and scheduled payments of interest on the Notes to be redeemed (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points.
On or after March 1, 2029 (the date that is three months prior to the maturity of the Notes), at a redemption price equal to 100% of the principal amount of the notes to be redeemed.

Bermuda Monetary Authority Redemption Provisions:
The Issuer will be entitled to redeem the Notes as set forth above; provided that notwithstanding anything to the contrary set forth herein, (i) the Notes will not be redeemable at any time prior to May 28, 2022 without BMA Approval (as defined below) and (ii) the Notes will not be redeemable at any time prior to their maturity if the Enhanced Capital Requirement (as defined below) would be breached immediately before or after giving effect to the redemption of such Notes unless, in the case of each of clause (i) and (ii), the Issuer replaces the capital represented by the Notes to be redeemed with capital having equal or better capital treatment as the Notes under the Group Supervision Rules (as defined below).
 As used herein:
“Applicable Supervisory Regulations” means such insurance supervisory laws, rules and regulations relating to group supervision or the supervision of single insurance entities, as applicable, which are applicable to Enstar Group Limited or the Insurance Group, and which shall initially mean the Group Supervision Rules until such time when the BMA no longer has jurisdiction or responsibility to regulate Enstar Group Limited or the Insurance Group.
“BMA” means the Bermuda Monetary Authority, or, should the Bermuda Monetary Authority no longer have jurisdiction or responsibility to regulate Enstar Group Limited or the Insurance Group, as the context requires, a regulator which is otherwise subject to Applicable Supervisory Regulations.
“BMA Approval” means the BMA has given, and not withdrawn by the applicable redemption date, its prior consent to the redemption of such Notes.
“Enhanced Capital Requirement” means the ECR or any other requirement to maintain assets applicable to Enstar Group Limited or in respect of the Insurance Group, as applicable, pursuant to the Applicable Supervisory Regulations.
“ECR” means the enhanced capital and surplus requirement applicable to the Insurance Group and as defined in the Bermuda Insurance Act 1978, as amended from time to time, or, should the Insurance Act or the Group Supervision Rules no longer apply to the Insurance Group, any and all other solvency capital requirements defined in the Applicable Supervisory Regulations.
“Group Supervision Rules” means the Bermuda Insurance (Group Supervision) Rules 2011, as those rules and regulations may be amended or replaced from time to time.
“Insurance Group” means all subsidiaries of Enstar Group Limited that are regulated insurance or reinsurance companies (or part of such regulatory group) pursuant to the Applicable Supervisory Regulations.

CUSIP / ISIN:	29359U AB5 / US29359UAB52
Joint Book-Running Managers:	Wells Fargo Securities, LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, SunTrust Robinson Humphrey, Inc. Barclays Capital Inc., nabSecurities, LLC
Senior Co-Manager:	Scotia Capital (USA) Inc.
Co-Managers:	Commonwealth Bank of Australia, ING Financial Markets LLC, Lloyds Securities Inc.
Underwriting (Conflicts of Interest):
Certain of the underwriters and/or their affiliates are expected to receive at least 5% of the net proceeds of this offering in connection with repayment of indebtedness under the Issuer’s revolving credit facility and/or under the Issuer’s term loan facility. Accordingly, these underwriters are deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). As such, this offering is being made in compliance with the requirements of Rule 5121.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult with their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling (i) Wells Fargo Securities, LLC toll-free at 1-800-645-3751 (or by emailing wfscustomerservice@wellsfargo.com), (ii) HSBC Securities (USA) Inc. at 1-866-811-8049, (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533 or (iv) SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.